United States securities and exchange commission logo





                               September 3, 2021

       Ramzi Haidamus
       Chief Executive Officer and Chairman of the Board of Directors PepperLime Health Acquisition Corp
       548 Market Street, Suite 97425
       San Francisco, California 94104

                                                        Re: PepperLime Health
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 9,
2021
                                                            CIK No. 0001873324

       Dear Mr. Haidamus:

               We have conducted a limited review of your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS S-1 filed August 9, 2021

       Capitalization, page 86

   1. We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 19,050,949 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
20,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Ramzi Haidamus
PepperLime Health Acquisition Corp
September 3, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publically file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameRamzi Haidamus
                                                             Division of
Corporation Finance
Comapany NamePepperLime Health Acquisition Corp
                                                             Office of Real
Estate & Construction
September 3, 2021 Page 2
cc:       Sarah Solum
FirstName LastName